MAYFAIR GOLD APPOINTS CHIEF PROJECTS OFFICER AND SENIOR VICE PRESIDENT, SUSTAINABILITY AS FENN-GIB ADVANCES TOWARD DEVELOPMENT

Toronto, Ontario, August 24, 2026 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold”, or the “Company”) (TSXV: MFG, NYSE American: MINE) is pleased to announce the appointments of Desmond “Des” Tranquilla as Chief Projects Officer and Ruben Wallin as Senior Vice President, Sustainability. The appointments deepen the Company’s management as the project advances on two critical fronts: The Ontario government’s One Project, One Process (“1P1P”) approvals process and a construction decision in 2028.

Drew Anwyll, P.Eng., CEO of Mayfair Gold, stated: “I am pleased to welcome Des and Ruben to Mayfair Gold as we advance Fenn-Gib toward a construction decision. Their appointments strengthen two critical areas of project execution on an accelerated timeline. Des brings the integrity, collaborative approach, and proven leadership across project development experience needed to lead mining projects through engineering, construction, commissioning, and operations, while Ruben brings extensive experience in environmental approvals stewardship, permitting, government relations, and Indigenous and community engagement across the full mining lifecycle. Together with, and working alongside our experienced team, they will help strengthen our ability to advance Fenn-Gib safely, efficiently, and with discipline through the 1P1P framework, while continuing to build strong relationships with Indigenous communities.”

Desmond Tranquilla is a seasoned mining executive and Professional Engineer with more than 35 years of experience in project development, construction, operations, and strategic leadership. A University of New Brunswick Civil Engineering graduate, he has held senior roles with Canada Nickel Company, SNC-Lavalin, Ausenco, AMEC, and Detour Gold.

Most recently, Mr. Tranquilla served as Vice President, Projects at Canada Nickel Company, helping advance the Crawford Nickel Project. His career includes leadership roles on major developments such as Vale’s C$1.6 billion Atmospheric Emission Reduction Project, the C$1.5 billion Detour Lake Mine Project, and significant potash expansions in Saskatchewan. He brings broad experience across the full project lifecycle and a proven record of advancing complex mining projects from concept through production.

Mr. Tranquilla, P.Eng., incoming Chief Projects Officer, added: “I am excited to join Mayfair Gold at a pivotal stage in Fenn-Gib’s development. My immediate priority will be to build on the Project’s strong technical foundation and translate its development strategy into a practical, well-coordinated execution plan as it progresses through detailed engineering and into construction. Beyond advancing Fenn-Gib, I see a compelling opportunity to help establish Mayfair as a leading Canadian gold company.”

Mr. Wallin has over 30 years of experience working at the intersection of mining operations, environmental stewardship, permitting, government relations, and community engagement. His background combines technical engineering education with corporate and site-level experience on major mining projects and operations, giving him extensive expertise in navigating the environmental, regulatory, and stakeholder requirements associated with mine development and production.

Throughout his career, Mr. Wallin has held positions with Placer Dome, De Beers Canada, Barrick, Osisko, and Detour Gold. Most recently, he served as Vice President, Sustainability at Generation Mining, where he played a key role in advancing the environmental approvals for the Marathon Project.

Mr. Wallin, P.Eng., added: “I am excited to join Mayfair Gold and contribute to the responsible development of Fenn-Gib. I look forward to working with the site team, Indigenous communities, regulators, and other stakeholders to advance the Project’s environmental approvals and build durable relationships grounded in a culture of respect, transparency, and collaboration, with a clear focus on excellence.”

The Company also announces the grant of stock options to Mr. Tranquilla and Mr. Wallin to each acquire 200,000 common shares in the capital of the Company at an exercise price which shall be the 5-day volume weighted average trading price of the Company’s common shares on the TSX Venture Exchange on and including August 24, 2026 for a five-year term expiring on August 24, 2031 in accordance with the Omnibus Incentive Plan.

The Company further announces the grant of 2,452,500 Performance Restricted Share Units “PRSUs” to certain officers and employees of the Company in accordance with the Omnibus Incentive Plan. These PRSUs will vest after specific milestones related to the advancement of the Fenn-Gib Project, which are expected to significantly increase shareholder value, are met, as prescribed and approved by the Company’s board of directors. The PRSUs will vest at the latter of the milestone being achieved or 1-year, with a maximum vesting period of 3 years, as per the Company’s Omnibus Incentive Plan.

About Mayfair Gold

Mayfair Gold is a Canadian development-stage gold company focused on advancing the 100% controlled Fenn-Gib Project in the Timmins region of Northern Ontario. Fenn-Gib hosts a 4.3 million ounce indicated mineral resource of gold (181.3Mt at an average grade of 0.74 g/t) and the expected strategy outlined in the 2026 Pre-Feasibility Study (the “PFS”)1 is to develop the project under the provincial permitting process, targeting the higher-grade 1 million ounce probable mineral reserve (25.1Mt at an average grade of 1.29g/t) sitting near-surface, highlighting the optionality and scalability provided by the deposit.  The PFS also outlines the potential to develop Fenn-Gib into a new Canadian gold producer, with initial development capital of C$450 million, a base-case payback period of 2.7 years, and cumulative free cash flow2 of US$896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering, and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030. The company also remains focused on exploration around the broader land package with the goal of enhancing mineral resource scale and growth opportunities.

The content of this news release has been reviewed on behalf of the Company and approved by Drew Anwyll, P.Eng., Chief Executive Officer of Mayfair, a QP as defined in NI 43-101.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable United States securities legislation (collectively, “forward-looking information”). The use of the words “will” and “expected” and similar expressions is intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, the expected strategy to develop the project under the provincial permitting process, targeting the higher-grade 1-million-ounce mineral reserve, building and operating the Fenn-Gib Project, establishing Mayfair as a leading Canadian gold company, and all disclosure related to the PFS, including expected commencement of construction and production. Although Mayfair Gold believes that the expectations reflected

1 Please refer to the technical report entitled “Fenn-Gib Gold Project NI 43-101 Technical Report and pre-Feasibility Study” dated effective December 19, 2025 available on SEDAR+ at www.sedarplus.ca for further details.

2 Free cash flow does not have a standardized meaning and may not be comparable to similar measures presented by other issuers, referred to as non-GAAP financial measures. As the Corporation is not in production, the Corporation does not have historical non-GAAP financial measures nor historical comparable measures under IFRS, and therefore the foregoing prospective non-GAAP financial measures may not be reconciled to the nearest comparable measures under IFRS.

in such forward-looking information is reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based the forward-looking information on the Company’s current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties, and other factors identified in the annual information form and Form 40-F of the Company for the year ended December 31, 2025, available under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, respectively. Furthermore, the forward-looking information contained in this news release is as at the date of this news release, and Mayfair does not undertake any obligation to publicly update or revise any of this forward-looking information except as may be required by applicable securities laws.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Drew Anwyll, P.Eng.
CEO, Mayfair Gold Corp.
489 McDougall St

Matheson, ON P0K 1N0 Canada
+1 (855) 350-5600
info@mayfairgold.ca